Exhibit 99.1
CONSOLIDATED FINANCIAL STATEMENTS OF TRCLP, A SUBSIDIARY
OF GGPLP
The following is unaudited consolidated financial information for our subsidiary, The Rouse Company L.P. (“TRCLP”), as of September 30, 2007 and December 31, 2006 and for the nine months ended September 30, 2007 and 2006.
Basis of Presentation
The accompanying Consolidated Financial Statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the non-controlling partner’s share of operations (generally computed as the joint venture partner’s ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.
In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim period ended September 30, 2007 are not necessarily indicative of the results to be obtained for the full fiscal year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.
Reclassifications
Certain amounts in the 2006 Consolidated Financial Statements have been reclassified to conform to the current period presentation.
Critical Accounting Policies
Critical accounting policies are those that are both significant to the overall presentation of TRCLP’s financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies for the fiscal year ended December 31, 2006 have not changed during 2007.
MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY
Overview
Effective January 1, 2007, Rouse Property Management, Inc. (“RPMI”), a taxable REIT subsidiary of TRCLP, was merged into GGMI, a taxable REIT subsidiary of GGPLP. Pursuant to SFAS No. 144, the operations of RPMI prior to the merger date have been reported as discontinued operations in the accompanying TRCLP financial statements.
In addition, effective March 31, 2007, through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT (“the Private REIT/TRS Restructuring”). This Private REIT/TRS Restructuring resulted in approximately a $330 million decrease in our net deferred tax liabilities, an approximate $30 million increase in our current taxes payable and an approximate $300 million income tax benefit related to the properties now owned by the private REIT. In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the results of the private REIT for all periods presented, similar to a pooling of interests. This restructuring increased total assets by $2.5 billion, total liabilities by $2.1 billion and total partners’ capital by $0.4 billion as of December 31, 2006. As a result of the restatement, net income for the nine months ended September 30, 2006 was also increased by $49.8 million.

Exhibit 99.1
In June 2007 as part of a final settlement, we negotiated an additional payment of $13.5 million with our insurance carrier for all outstanding claims related to Riverwalk Marketplace, including property damage and business interruption. As a result of the settlement, during the second quarter of 2007, the proceeds from the additional payment were first applied against the Riverwalk Marketplace insurance recovery receivable (approximately $1.9 million) and the remainder was recognized as business interruption, of which approximately $6.8 million is included as minimum rent and approximately $4.8 million was included as a reduction to provision for doubtful accounts in the accompanying TRCLP Consolidated Statements of Income and Comprehensive Income.
Revenues
Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) increased in 2007 primarily due to increased gross rents from tenants at various properties and the insurance settlement discussed above. Tenant recovery revenues at various properties also increased in 2007 due to higher occupancy and property operating expenses. Such increase was partially offset by a $4.3 million decrease in lease termination income in 2007 as compared to 2006. These increases in revenue were more than offset by a $103.9 million decrease in land sales primarily due to decreased sales at our Summerlin development during 2007.
Operating expenses
Property operating costs increased primarily as a result of increased insurance and utility costs in 2007. Real estate taxes, repairs and maintenance and other property operating expenses are generally recoverable from tenants and the increases in these expenses are generally consistent with the increases in tenant recovery revenues. These increases were more than offset by a $67.2 million decrease in land sales operations expense related to the decreased land sales activity discussed above.
Net income
Interest expense increased as a result of higher interest rates and higher year over year average outstanding debt balances primarily during the first quarter of 2007. The benefit (provision) for income taxes was directly impacted by the TRS restructurings mentioned above.
Cash position at September 30, 2007
TRCLP’s cash and cash equivalents decreased $41.2 million to $24.3 million as of September 30, 2007 as compared to December 31, 2006. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP, TRCLP’s parent. TRCLP expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

Exhibit 99.1
THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands)

	September 30,	December 31,
	2007	2006

Assets
Investment in real estate:
Land	$1,556,115	$1,552,570
Buildings and equipment	10,891,100	10,855,031
Less accumulated depreciation	(1,240,611)	(1,039,325)
Developments in progress	321,520	247,295

Net property and equipment	11,528,124	11,615,571
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,118,534	1,210,336
Investment land and land held for development and sale	1,740,089	1,655,838

Net investment in real estate	14,386,747	14,481,745
Cash and cash equivalents	24,263	65,416
Accounts and notes receivable, net	149,519	143,788
Goodwill	385,683	371,674
Deferred expenses, net	102,605	96,265
Prepaid expenses and other assets	653,311	693,456

Total assets	$15,702,128	$15,852,344

Liabilities and Partners’ Capital
Mortgages, notes and loans payable	$9,424,840	$9,318,327
Deferred tax liabilities	905,617	1,302,205
Accounts payable and accrued expenses	646,421	611,469

Total liabilities	10,976,878	11,232,001

Commitments and contingencies	—	—

Partners’ capital:
Partners’ capital	8,652,525	8,232,524
Accumulated other comprehensive income	(342)	(9)

Total partners’ capital, before receivable from General Growth Properties, Inc.	8,652,183	8,232,515
Receivable from General Growth Properties, Inc.	(3,926,933)	(3,612,172)

Total partners’ capital	4,725,250	4,620,343

Total liabilities and partners’ capital	$15,702,128	$15,852,344

Reference is made to the accompanying TRCLP Overview for a description of modifications made to previously issued 2006 information as a result of the 2007 Private REIT/TRS Restructuring.

Exhibit 99.1
THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
(In thousands)

	Nine Months Ended
	September 30,
	2007	2006

Revenues:
Minimum rents	$651,796	$640,089
Tenant recoveries	296,700	287,059
Overage rents	23,217	19,541
Land sales	114,111	218,023
Other	37,959	37,992

Total revenues	1,123,783	1,202,704

Expenses:
Real estate taxes	80,505	81,124
Repairs and maintenance	73,727	75,186
Marketing	14,063	12,615
Other property operating costs	167,967	159,514
Land sales operations	92,845	160,059
Provision for doubtful accounts	7,376	12,131
Property management and other costs	47,777	47,840
Depreciation and amortization	288,425	294,492

Total expenses	772,685	842,961

Operating income	351,098	359,743

Interest income	3,091	4,423
Interest expense	(330,488)	(314,426)

Income before income taxes, minority interest and equity in income of Unconsolidated Real Estate Affiliates	23,701	49,740
Benefit (provision) for income taxes	263,516	(48,912)
Minority interest	(976)	(4,780)
Equity in income of Unconsolidated Real Estate Affiliates	39,227	25,675

Income from continuing operations	325,468	21,723
Income from discontinued operations	—	(3,460)

Net income	$325,468	$18,263

Comprehensive income, net:
Net income	$325,468	$18,263
Other comprehensive income:
Net unrealized losses on financial instruments	(293)	(870)
Unrealized losses on available-for-sale securities	(40)	(51)

Comprehensive income, net	$325,135	$17,342

Reference is made to the accompanying TRCLP Overview for a description of modifications made to previously issued 2006 information as a result of the 2007 Private REIT/TRS Restructuring.

Exhibit 99.1
THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands)

	Nine Months Ended
	September 30,
	2007	2006

Cash flows from operating activities:
Net income	$325,468	$18,263
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including discontinued operations	288,425	295,254
Equity in income of Unconsolidated Real Estate Affiliates	(39,227)	(25,956)
Operating distributions received from Unconsolidated Real Estate Affiliates	36,252	10,547
Participation expense pursuant to Contingent Stock Agreement	25,944	59,197
Land development and acquisition expenditures	(140,977)	(156,798)
Cost of land sales	40,485	78,827
Provision for doubtful accounts, including discontinued operations	7,376	12,170
Tax restructuring benefit	(296,742)	—
Insurance recoveries	11,648	—
Straight-line rent amortization	(13,503)	(25,920)
Amortization of intangibles other than in-place leases	(2,257)	(4,434)
Non-cash interest expense	(24,645)	(24,278)
Net changes:
Accounts and notes receivable	(13,376)	(12,251)
Other assets	(2,448)	(25,483)
Accounts payable and accrued expenses and deferred tax liabilities	(21,105)	10,661
Other, net	1,904	8,201

Net cash provided by operating activities	183,222	218,000

Cash flows from investing activities:
Acquisition/development of real estate and property additions/improvements	(222,590)	(131,086)
Proceeds from sales of investment properties	205	16,080
Increase in investments in Unconsolidated Real Estate Affiliates	(9,179)	(20,588)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	102,899	21,806
Change in restricted cash	2,952	18,993
Insurance recoveries	4,360	25,784
Other, net	4,241	10,712

Net cash used in investing activities	(117,112)	(58,299)

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	446,000	1,743,000
Principal payments on mortgages, notes and loans payable	(326,282)	(841,771)
Deferred financing costs	(2,876)	(9,666)
Advances to General Growth Properties, Inc.	(321,571)	(1,067,081)
Capital contribution from GGPLP	100,000	—
Other, net	(2,534)	(8,375)

Net cash used in financing activities	(107,263)	(183,893)

Net change in cash and cash equivalents	(41,153)	(24,192)
Cash and cash equivalents at beginning of period	65,416	74,356

Cash and cash equivalents at end of period	$24,263	$50,164

Supplemental disclosure of cash flow information:
Interest paid	$383,475	$357,297
Interest capitalized	40,781	34,051
Income taxes paid	70,897	29,180
Non-Cash Transactions
Accrued capital expenditures included in accounts payable and accrued expenses and deferred tax liabilities	(17,695)	15,857
Transfer of deferred compensation and retirement accounts from TRCLP to GGMI	—	20,062
Reference is made to the accompanying TRCLP Overview for a description of modifications made to previously issued 2006 information as a result of the 2007 Private REIT/TRS Restructuring.